Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

      Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

      For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income before income taxes and fixed charges. For the year ended June 30, 2000, earnings are calculated before equity in losses of affiliated company. “Fixed charges” consist of interest expense and the portion of rent expense we believe represents the interest component of such rent expense.

						Six Months
						Ended
	Years Ended June 30,					December 31,

	2000	2001	2002	2003	2004	2003	2004

	(in thousands, except for ratios)					(unaudited)
Fixed Charges:
Interest expense	$159	$183	$197	$155	$134	$68	$177
Portion of rent expense deemed to represent interest	194	236	242	325	358	193	206

Total fixed charges	$353	$419	$439	$480	$492	$261	$383

Earnings:
Net income (loss)	$(2,007)	$810	$9,400	$7,718	$12,992	$5,768	$14,155
Equity in losses of affiliated company	2,712	—	—	—	—	—	—
Income taxes	120	180	5,056	4,344	7,934	3,610	9,281
Fixed charges	353	419	439	480	492	261	383

Total earnings for computation of ratio	$1,178	$1,409	$14,895	$12,542	$21,418	$9,639	$23,819

Ratio of earnings to fixed charges	3.3	3.4	33.9	26.1	43.5	36.9	62.2

Ratio of earnings to fixed charges as adjusted(1)					10.1	9.1	21.1

(1)	The ratio of earnings to fixed charges as adjusted assumes the issuance of the notes as of July 1, 2003.